
Mail Stop 3561

July 14, 2016

<u>Via E-mail</u>
Ricardo Rittes de Oliveira Silva
Chief Financial Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros
1017, 3rd floor, 04530-001
São Paulo, SP, Brazil

Re: Ambev S.A.
       Form 20-F for the Year Ended December 31, 2015
       Filed March 14, 2016
       File No. 001-36165

Dear Mr. Rittes:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015
Notes to the Consolidated Financial Statements, page F-12
Note 12. Income Tax and Social Contribution, F-46

1.   We note you reported a significantly higher effective tax rate of 22.01% in 2015 compared to 13.96% in 2014. Your disclosure refers to main events relating to currency impact, higher earnings from foreign subsidiaries and tax rate increases in specific operations. Please provide expanded information to explain the changes in the taxes rates per IAS 12 paragraphs 81(c) and (d) on the following:

- reconciliation line items labeled "Withholding tax and other income" and "Others with reduced taxation." To the extent these line items are comprised of individually significant items, separately disclose them and clarify the effects of tax incentives and special tax status;

- quantify the effects of the currency impact (non taxable income abroad and deferred tax associated to undistributed profits of foreign subsidiaries) and disclose the total amount of undistributed profits from foreign subsidiaries; and,

- discuss whether you had significantly lower tax rates in particular jurisdictions and if these are one-time events or recurring items and expiry date, if any, of these items.

30. Contingencies, page F-87

2.   We note that your estimates of possible losses have increased by 37% to R$33.3 billion in 2015 from R$24 billion in 2014. We also note you provide certain information about specific matters described as principal lawsuits with a likelihood of possible loss. Please provide the following:

- clarify how the information presented in the tabular disclosure of estimates links and relates to the discussion of the principal lawsuits;

- expand your disclosure to explain the drivers and components of the approximately R$5 billion increase in possible loss related to ICMS and IPI and R$3 billion increase in possible loss related to IRPJ and CSLL; and

- for each class of contingent liabilities, expand your discussion to disclose an indication of the uncertainties about the amount or timing of those outflows per IAS 37 paragraph 86(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ricardo Rittes de Oliveira Silva
Ambev S.A.
July 14, 2016
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining